U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                           FORM 12b_25

                   NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [ ] Form 10_K and Form 10_KSB      [ ] Form 20_F  [ ]Form 11_K
      [X] Form 10_Q and Form 10_QSB      [ ] Form N_SAR

For Year Quarter Ended: June 30, 2001.

     [ ] Transition Report on Form 10_K
     [ ] Transition Report on Form 20_F
     [ ] Transition Report on Form 11_K
     [ ] Transition Report on Form 10_Q
     [ ] Transition Report on Form N_SAR

For the Transition Period Ended:


            Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I__REGISTRANT INFORMATION


                        INDIGINET , INC.
                     Full Name of Registrant

                 478 HIGHWAY 111 STREET SUITE 372
    Address of Principal Executive Office (Street and Number)

                      PALM DESERT CA 92260
                    City, State and Zip Code






PART II__RULES 12b_25(b) AND (c)

       If   the   subject  report  could  not  be  filed  without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b_25(b), the following should be completed.
(Check box if appropriate)

     [X]   (a) The reasons described in reasonable detail in Part
III of this form
          could not be completed timely.

     [X]   (b)  The subject annual report, semi_annual  report,
transition report on Form 10_K, Form 20_F, Form 11_K or Form N_SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10_Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b_25(c) has been attached if applicable.

PART III__NARRATIVE

     State below in reasonable detail the reasons why Forms 10_K, 20_F, 11_K, 10_Q, N_SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

           The Company's financial statements have not been completed as of this date.

PART IV__OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification


  JEFFREY BLACK                (760)     423- 0282
  (Name)                 (Area Code) (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [ ] Yes     [X] No
       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 INDIGINET, INC.
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 9, 2001        By: /s/ JEFFREY BLACK
                                    Jeffrey Black
                                    Title: President